FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: July 18, 2008

Exhibit 99.1

ReneSola Appoints Mr. Robert Naii Lee as Independent Director to Replace Retired Director

JIASHAN, China, July 17, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, is pleased to announce the appointment of Mr. Robert Naii Lee to its board as an independent director. Mr. Lee replaces Mr. Binghua Huang who has retired as director and chief technology officer.

“We are delighted to welcome Mr. Lee as an independent director to our board,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Mr. Lee has an extensive engineering background with over 20 years of executive experience in the semiconductor industry. We are confident that his expertise will provide valuable support to ReneSola as we continue in our goal of becoming a leading player in the global solar power industry.”

“Mr. Huang served as both a director on our board and chief technology officer beginning in 2006 and we are very thankful for his valuable service to ReneSola. Mr. Huang will continue to work with us as an advisor to help enhance ReneSola’s competitive advantage as a low cost supplier of wafers to the solar industry,” added Mr. Li.

Mr. Robert Naii Lee, aged 60, previously served executive roles as vice president and president for Central Semiconductor Manufacturing Corporation (“CSMC”) from 1998 to 2007. Prior to joining CSMC, Mr. Lee co-founded and served as vice president of KFI, a semiconductor equipment and technology company in California, from 1985 to 1998. Mr. Lee held engineering and project management positions with Bechtel Corporation and Quadrex Corporation before KFI. Mr. Lee holds a master’s degree in nuclear engineering from the University of California, Berkeley, and a master’s degree in physics from the University of Georgia, USA.

ReneSola is currently assessing candidates to fill a management position opened by the retirement of Mr. Huang. ReneSola’s board of directors now consists of two ReneSola executive officers and three independent directors.

Mr. Lee has confirmed that other than the above there are no further disclosures required under Schedule 2 paragraph (g) of the AIM Rules.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global solar wafer manufacturer. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers, which are thin sheets of crystalline silicon material primarily used in the production of solar cells. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel:        +86-573-8477-3061

E-mail: charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:        +86-10-8520-6284

E-mail: derek.mitchell@ogilvy.com

In the US:

Mr. Jeremy Bridgman

Ogilvy Financial, New York

Tel:        +1-212-880-5363

E-mail: jeremy.bridgman@ogilvypr.com

In the UK:

Mr. Tim Feather

Hanson Westhouse Limited

Tel:        +44-0-20-7601-6100

E-mail: tim.feather@hansonwesthouse.com